UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,275,676
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,275,676
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,275,676
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,275,676
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on May 13, 2016 and amended on June 29, 2016, November 25, 2016, March 20, 2017, June 5, 2017, June 14, 2017, September 7, 2018, April 9, 2020, July 10, 2020 and by this Amendment (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as follows:

Item 4.                Purpose of Transaction

On July 13, 2020, in connection with a previously disclosed public offering of shares of Turning Point Common Stock by Standard Diversified Inc. (“Standard Diversified”) and the Reporting Persons (the “Public Offering”), Standard Diversified and the Reporting Persons sold 1,800,000 and 415,000 shares, respectively, of Turning Point Common Stock to Cowen and Company LLC, the underwriter of the Public Offering (the “Underwriter”), at a price of $22.4425 per share.  The number of shares sold by the Reporting Persons includes 215,000 shares that were subject to an overallotment option granted to the Underwriter, which was exercised in full.  The price of the shares sold reflects a public offering price of $23.50 per share, less a 4.5% underwriting discount.

In addition, it is expected that on or about July 16, 2020 Standard Diversified and the Company will consummate the previously disclosed merger, pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated April 7, 2020, under which Standard Diversified will merge with and into a wholly owned subsidiary of the Company (“Merger Sub”), with Merger Sub surviving as a wholly owned subsidiary of the Company.  As previously disclosed, pursuant to the Merger Agreement, each share of common stock of Standard Diversified issued and outstanding immediately prior to the effective time of the merger (except for shares held by the Company, Merger Sub or any subsidiary of the Company) will be converted into the right to receive a fraction of a share of Turning Point Common Stock.  The closing of the Merger is subject to certain mutual conditions.  Following the Merger, if consummated, shares of Turning Point Common Stock reported herein as being owned by Standard Diversified and as being indirectly beneficially owned by the Reporting Persons would no longer be held by Standard Diversified, and the Reporting Persons would instead beneficially own shares of Turning Point Common Stock distributed pursuant to the terms of the Merger Agreement.

Item 5.                Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

Of the shares of Turning Point Common Stock reported herein as beneficially owned by the Reporting Persons, 96,758 shares are owned by Standard General or the private investment vehicles for which it acts as investment manager and 8,178,918 shares are owned by Standard Diversified.  As previously reported, as a result of their beneficial ownership of a majority of the outstanding voting securities of Standard Diversified, the Reporting Persons may be deemed to share voting and investment power over the Turning Point Common Stock held by Standard Diversified.  Each of the Reporting Persons disclaims such beneficial ownership except to the extent of his or its pecuniary interest therein.  Any reports or other information filed or required to be filed by Standard Diversified shall be the responsibility of Standard Diversified and not of the Reporting Persons.

The percentage calculations used herein are based on the statement in the Prospectus Supplement, that there were 19,467,164 shares of Turning Point common Stock outstanding as of June 30, 2020.

(c)  The information set forth in Item 4 is incorporated herein by reference.  The Reporting Persons have not effected any other transactions in the Issuer’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                July 15, 2020
STANDARD GENERAL L.P. By: /s/ Joseph Mause Name: Joseph Mause Title: Chief Financial Officer SOOHYUNG KIM /s/ Soohyung Kim Soohyung Kim